NEWS RELEASE 09-32	OCTOBER 5, 2009

LONG CANYON EXTENDS 100 METRES TO THE NORTH,
RETURNING 6.57 GRAMS PER TONNE GOLD OVER 24.8 METRES

Fronteer Development Group Inc. (FRG - TSX/NYSE Amex) announces today that new drilling at Long Canyon has extended the Shadow Zone 100 metres to the north and expanded mineralization in the West Zone, broadening the footprint and continuity of this evolving deposit.

The Shadow Zone is the most northwesterly of five elongate, north- to northeast-trending gold zones that make up the Long Canyon deposit. Two adjacent holes on a 100-metre step-out line from the northern end of the Shadow Zone have returned the following:

  6.57 grams per tonne gold (0.192 ounces per ton) over 24.8 metres, including 9.08 g/t (0.265 oz/ton) over 15.9 metres in LC320C
  2.87 g/t (0.084 oz/ton) over 8.0 metres, in LC316C

Mineralization between zones is coalescing. This year’s work-program has extended mineralization in the West Zone a total of 400 metres to the north toward the Shadow Zone. Most of the high-grade intercepts in this northern extension are open to the west.

Highlights from step-out holes extending the West Zone further to the north include:

  14.52 g/t (0.424 oz/ ton) over 10.2 metres, including 31.63 g/t (0.924 oz/ton) over 4.6 metres in LCG02;
  2.69 g/t (0.078 oz/ton) over 7.6 metres in LC306

For a map highlighting recent drilling, please click:
http://www.fronteergroup.com/sites/files/fronteer_admin/LongCanyonDrillMap0932.pdf

With the recent completion of metallurgical, geotechnical and infill drilling, the remainder of this year's work-program is now focused on aggressive step-out drilling along strike outside of the current resource area, as well as testing the mineralization potential at depth underlying the currently defined resource. Four drill rigs are currently dedicated to resource expansion.

A NI 43-101 compliant Preliminary Economic Assessment study is planned to be completed by year-end. Costs, revenues and mining production details will be based on Long Canyon’s initial NI 43-101 resource estimate completed by MDA in March 2009.

Drill results from this season’s work program are to be included in an updated NI 43-101 resource estimate expected to be completed during Q1 2010.

An updated Preliminary Economic Assessment, based on the new resource estimate, is planned to be completed in 2010.

DRILL HIGHLIGHTS

Hole ID	From (metres)	To (metres)	Intercept Length (metres)	Au (oz/ton)	Au (g/t)
LC306C	145.1	152.7	7.6	0.078	2.69
LC314C	28.7	30.8	2.1	0.032	1.11
LC316C	133.5	141.5	8.0	0.084	2.87
LC320C	154.9	179.7	24.8	0.192	6.57
	160.5	176.4	15.9	0.265	9.08
LCG01	23.4	32.0	8.6	0.029	1.00
LCG02	119.8	130.0	10.2	0.424	14.52
including	124.8	129.4	4.6	0.924	31.63

True widths of the mineralized intervals are interpreted to be between 70-100% of the reported lengths. Results less than 1 g/t are not reported in this press-release table. "LCG" identifies geotechnical holes and "#C" indicates core holes. For a PDF of comprehensive drill results, including non-reportable intercepts, please click: http://www.fronteergroup.com/sites/files/fronteer_admin/LongCanyonDrillResults0932.pdf

Outside of the Long Canyon joint venture, Fronteer owns more than 400,000 acres of mineral rights in northeast Nevada. Long Canyon, Sandman and Northumberland are Fronteer's most advanced U.S.-based gold projects and comprise the Company's future production platform in Nevada. For more information on Long Canyon and Fronteer's other Nevada projects, visit: http://www.fronteergroup.com/?q=content/nevada

For an animated video showing Long Canyon’s current resource, please click: http://www.fronteergroup.com/sites/fronteer_admin/FRG_LongCanyon_May0509_CLIP.wmv

Fronteer is majority owner (51%) and operator of Long Canyon through a joint venture with AuEx Ventures Inc. (49%).

Moira Smith, Ph.D., and Professional Geologist as recognized by the Association of Professional Engineers and Geoscientists, British Columbia, is designated as a Qualified Person for these Long Canyon drill results, with the ability and authority to verify the authenticity of, and validity of, this data. Drill composites were calculated using a cut-off of 0.30 g/t. Drill intersections are reported as drilled thicknesses. Reverse circulation cuttings were sampled on 5.0 feet (1.52 metre) intervals and core was sampled at geologically selected intervals. Drill samples were assayed by ALS Chemex (ISO9001:2000) in Reno, Nevada for gold by Fire Assay of a 30 gram (1 assay ton) charge with an AA finish, or if over 5.0 g/t were re-assayed and completed with a gravimetric finish. For these samples, the gravimetric data were utilized in calculating gold intersections. QA/QC included the insertion and continual monitoring of numerous standards and blanks into the sample stream, and the collection of duplicate samples at random intervals within each batch. Selected holes are also analyzed for a 72-element geochemical suite by ICP-MS.

ABOUT FRONTEER
We have put in place the necessary building blocks to transform ourselves from an exploration and development company to an owner of gold production. Our solid financial position and strengthened operational team give us the ability to advance the projects in our pipeline from exploration through to production. Our future potential production platform includes our Long Canyon, Sandman and Northumberland projects – all located in Nevada, one of the friendliest gold-mining jurisdictions in the world. Our robust pipeline also includes more than 620,000 acres of precious-metals mineral rights in Nevada, along several major gold trends, and a 40% interest in an emerging copper-gold mineral district in northwestern Turkey. In addition, Fronteer has 100% ownership of Aurora Energy Resources, developer of one of the largest uranium deposits not currently in production. For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O'Dea, Ph.D, P.Geo President and CEO
Richard Moritz, Director, Investor Relations
Glen Edwards, Director, Communications
Phone 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergroup.com

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, timing of preliminary economic assessment and size and location of exploration program involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures , the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold and silver, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Fronteer's Annual Information form and Fronteer's latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.